Name of Reporting Persons.
Dale Newberg
Source of Funds.
00
Citizenship or Place of Organization.
United States of America
Sole Voting Power.
35,934 shares of common stock
Shared Voting Power.
0
Sole Dispositive Power.
35,934 shares of common stock
Shared Dispositive Power.
0
Aggregate Amount Beneficially Owned by Each Reporting Person.
35,934 shares of common stock
Percent of Class Represented By Amount in Row (11)
1.13%Type of Reporting Person.
Individual



ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D/A (this Statement or the
Schedule 13D/A) relates to the common stock, par value
$ .00001 per share (the Common Stock) of Quality Products, Inc., a Delaware corporation (the Company or Quality Products). T he principal executive offices of the Issuer are located at 2222 South Third Street, Columbus, Ohio 43207.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D/A is being filed on behalf of DALE NEWBERG (the REPORTING PERSON).

(b)  The residence of the Reporting Person is 550
       North Island, Golden Beach, Florida 33160.

(c)  Dale Newberg is the President of Dale Financial
      Consulting Services Inc. The principal business address of the company is 550 North Island, Golden Beach,
       Florida 33160.
(d) The Reporting Person has not during the five years prior to the date of this Schedule 13D/A been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the five years prior to the date of this Schedule 13D/A, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reporting person acquired the shares of common stock as a result of professional services provided to the Company.

ITEM 4.  PURPOSE OF TRANSITION.

The Reporting Person acquired the shares of Common Stock of the Company for investment purposes.

(a) Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

(b) The Reporting Person does not have any plans or pro-posals that relate to or would result in a extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c) The Reporting Person does not have any plans or pro-posals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) The Reporting Person does not have any specific plans to change the present Board of Directors or manage-ment of the Company.

(e) The Reporting Person does not have any plans or pro-posals that relate to or would result in any other material change in the present capitalization or dividend policy of the Company.

(f) The Reporting Person does not have any plans or pro-posals that relate to or would result in any other material change in the Companys business or cor-porate structure.

(g) The Reporting Person does not have any plans or pro-posals that relate to or would result in changes in the Companys charter, bylaws or instruments correspond-ing thereto or other actions that may impede the acquisition of control of the Company by any person.

(h) The Reporting Person does not have any plans or pro-posals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person does not have any plans or pro-posals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934, as amended.

(j) The Reporting Person does not have any plans or pro-posals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Dale Newberg beneficially owns 35,934 shares of Common Stock, which represents approximately 1.13%
      of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of and the shares of Common Stock re-ported in Item 5(a) of this Schedule 13D/A. No other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of , such shares of Common Stock.

(c) The Reporting Person acquired all the shares reported herein utilizing the Reporting Persons services that were provided to the Company.

ITEM6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts,
arrangements, understandings or relationships with any other person with respect to any securities of the issuer.

ITEM7.  MATERIAL TO BE FILED AS EXHIBITS.

None


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


________________________________________
Date



________________________________________
Signature



________________________________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
 If the statement is signed on behalf of
a person by his authorized representative
(other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name
and any title of each person who signs the statement shall be typed or printed beneath his signature.